

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Via U.S. Mail and Facsimile to (337) 268-4031

Daryl G. Byrd
President, Chief Executive Officer and Director
IBERIABANK Corporation
200 West Congress Street
Lafayette, LA 70501

      Re: **IBERIABANK Corporation**
                Form 10-K for Fiscal Year Ended December 31, 2009
                Filed March 16, 2010
                Form 10-Q for Fiscal Quarter Ended September 30, 2010
                Filed November 9, 2010
                File No. 000-25756

Dear Mr. Byrd:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Kevin W. Vaughn
                      Accounting Branch Chief